Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation

RCLEC, Inc.	Delaware

RingCentral UK Ltd.	United Kingdom

RingCentral Canada, Inc.	Canada

Xiamen RingCentral Software Co., Ltd.	China

RingCentral CH GmbH	Switzerland

RingCentral B.V.	Netherlands